PRICING SUPPLEMENT
(To Prospectus dated November 5, 2001 and Prospectus Supplement dated November 29, 2001)

$283,870,000
principal amount plus interest
liquidity facility obligations
of
FGIC Securities Purchase, Inc.
in support of
DISTRICT OF COLUMBIA
(Washington, D.C.)

$214,155,000 Multimodal General Obligation Bonds, Series 2001C
$69,715,000 Multimodal General Obligation Refunding Bonds, Series 2001D
(Variable Rate Demand Obligations)

Date of the Bonds: Date of Issuance	Series 2001C Bonds Due:	June 1, 2026
	Series 2001D Bonds Due:	June 1, 2029

     We are offering, in connection with the issuance by the District of Columbia of its Multimodal General Obligation Bonds, Series 2001C (Variable Rate Demand Obligations) and its Multimodal General Obligation Refunding Bonds, Series 2001D (Variable Rate Demand Obligations), our liquidity facility obligations under a standby bond purchase agreement. The standby bond purchase agreement will expire five years from the date of delivery of the bonds, unless it is extended or terminated sooner in accordance with its terms.

     The bonds are the general obligation of the District of Columbia. The full faith and credit of the District is pledged to the payment of the principal and interest on the bonds. The bonds are further secured by a security interest in and a lien on the funds derived from a special real property tax levied annually by the District, without limitation as to rate or amount in amounts sufficient to pay the principal of and interest on the bonds. The bonds are subject to redemption and tender before their stated maturity as described in this pricing supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Our liquidity facility obligations under the standby bond purchase agreement are not being sold separately from the bonds. The bonds are being marketed under a separate disclosure document. The liquidity facility obligations will not be severable from the bonds and may not be separately traded. This pricing supplement, the prospectus supplement and the prospectus, appropriately supplemented, may also be delivered in connection with any remarketing of bonds purchased by us or by our affiliates.

     Unless the context otherwise requires, the terms “the company,” “we,” “us” or “our” mean FGIC Securities Purchase, Inc.

Bear, Stearns & Co. Inc.	UBS PaineWebber Inc.
M.R. Beal & Company	Morgan Stanley Dean Witter
Jackson Securities Incorporated	Legg Mason Wood Walker, Inc.

     The date of this pricing supplement is December 5, 2001.

     You should rely only on the information contained or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

INTRODUCTION

     We are providing you with this pricing supplement to furnish information regarding our liquidity facility obligations under a standby bond purchase agreement in support of $214,155,000 aggregate principal amount of District of Columbia Multimodal General Obligation Bonds, Series 2001C (Variable Rate Demand Obligations) and $69,715,000 aggregate principal amount of District of Columbia Multimodal General Obligation Refunding Bonds, Series 2001D (Variable Rate Demand Obligations) which the District of Columbia will issue on or about December 6, 2001. Bondholders will have the right to tender, or in certain cases be required to tender, the bonds. Wells Fargo Bank Minnesota, N.A. will act as trustee, registrar, tender and paying agent and is the entity responsible for accepting tender notices and tendered bonds. Bear, Sterns & Co. Inc., or any substitute entity, will act as the remarketing agent of any tendered bonds and will be obligated to use its best efforts to remarket the tendered bonds. We will enter into a standby bond purchase agreement with the tender and paying agent, pursuant to which we will be obligated under certain circumstances to purchase unremarketed bonds from the holders optionally or mandatorily tendering their bonds for purchase. In order to obtain funds to purchase the bonds, we will enter into a standby loan agreement initially with General Electric Capital Corporation under which GE Capital will be irrevocably obligated to lend funds to us as needed to purchase bonds. Our liquidity facility obligations under the standby bond purchase agreement will expire five years from the date of delivery of the bonds unless the standby bond purchase agreement is extended or terminated sooner in accordance with its terms. The bonds may accrue interest at a daily rate, a weekly rate, a term rate, an auction rate, a flexible rate or a fixed rate. The bonds will only be entitled to the benefit of the liquidity facility while bearing interest at a daily rate or a weekly rate.

     GE Capital has the unilateral right to assign its rights and obligations pursuant to the terms of the standby loan agreement, subject only to confirmation from the applicable rating agency that the assignment will not result in a lower credit rating of the bonds. This means that GE Capital will be released of all liabilities and obligations under any standby loan agreement which it has assigned.

DESCRIPTION OF THE BONDS

     The bonds will be issued in the aggregate principal amounts, will be dated as of the date initially issued, and will mature on the dates shown on the cover page of this pricing supplement. The bonds will bear interest from their date of issue at a variable rate unless converted to a fixed interest rate, auction rate or flexible rate. The bonds will be initially issued as variable rate bonds bearing interest at weekly rate periods. The interest rate borne by the variable rate bonds is subject to change to another variable rate, or to conversion to a flexible rate, an auction rate or a fixed interest rate.

     The bonds may bear interest in accordance with any of the following interest rate periods:

Interest Rate Period	Length of Period
•Variable Rate Period
– Daily Rate Period	One day
– Weekly Rate Period	Seven days
– Term Rate Period	One year, or integral multiples of one year

•Auction Rate Period
– daily	One day
– seven-days	Seven days
– 28-day	28 days
– 35-day	35 days
– three-month	Three months
– six-month	Six months
– Special Auction Period	Not shorter than seven days nor longer than three years
•Flexible Rate Period	One to 270 days
•Fixed Interest Rate Period	From Fixed Rate Conversion Date to maturity

     If the interest rate period applicable to the bonds were to convert from a variable rate period to an auction rate period, a flexible rate period or a fixed interest rate period or from one variable rate period to another variable rate period, and at the end of each term rate period, the bonds would be subject to mandatory tender for purchase at a purchase price equal to 100% of the principal amount of the bonds, plus accrued interest.

Description of the Variable Rate Bonds

     The following description applies to bonds only while bearing interest at variable rates.

General

     When bearing interest at a daily or weekly rate, the bonds will be issued in the denomination of $100,000 and $5,000 multiples in excess of $100,000; and when bearing interest at a term rate the bonds will be issued in the denomination of $5,000 and integral multiples of $5,000.

Terms and Conditions of Variable Rate Bonds

     The variable rate bonds will bear interest at variable rates for variable rate periods until a flexible rate conversion date, auction rate conversion date or fixed rate conversion date. During a variable rate period, the variable rate bonds will bear interest at the lesser of the interest coverage rate or the variable rate. At no time will the variable rate bonds (including the variable rate bonds bearing interest at the BMA Municipal Index as described below under “Inadequate Funds for Tender”) bear interest at a rate higher than the maximum interest rate.

     No variable rate period will be established which would cause the interest coverage period of the liquidity facility to be less than the requirements of the trust indenture. No interest rate on a variable rate bond entitled to the benefit of a liquidity facility will be established during a variable rate period which exceeds the interest coverage rate. No term rate period will be established beyond the business day before the stated expiration date.

     Each variable rate bond will be dated as of the most recent interest payment date to which interest has been duly paid or provided for next preceding its date of authentication, unless issued on an interest payment date on which interest has been paid or provided for, in which event it will be dated as of such interest payment date or, if authenticated before the first interest payment date on which interest is paid, it will be dated the date of initial issuance of the variable rate bonds.

     Interest during variable rate periods will be paid on the following interest payment dates: for the weekly rate period (which begins on the date of issuance), on a semiannual basis each June 1 and

December 1, beginning June 1, 2002; when used with respect to a daily rate period, the first business day of each calendar month occurring after the variable rate conversion date with respect thereto or on a semiannual basis determined by the District at the time of conversion; and when used with respect to a term rate period, the first business day of the sixth calendar month following the month in which the variable rate conversion date with respect thereto occurs and the first business day of each sixth month period after that; each mandatory tender date; each optional tender date; and the maturity date.

Rate Periods

     Variable Rate Period. A variable rate period is a period beginning on a date on which the bonds begin to bear interest at a variable rate and ends on a date on which such bonds begin to bear interest at a flexible rate, auction rate or fixed interest rate. A variable rate period may be composed of weekly, daily or term rate periods, as hereinafter described.

     Weekly Rate Period. A weekly rate period is a period during a variable rate period from and beginning on Wednesday of any calendar week and including and ending on the Tuesday of the next calendar week; provided, however, that any weekly rate period which does not follow another weekly rate period will begin on the variable rate conversion date with respect thereto and end on the first or second Tuesday after that, at the discretion of the remarketing agent, in order to most efficiently effect the conversion, and any weekly rate period which is not followed by another weekly rate period will begin on the last or second to last Wednesday of a calendar month, at the discretion of the remarketing agent in order to most efficiently effect the conversion, and end on the first day before the first business day of the next calendar month. The initial weekly rate period for the bonds will begin on the date of issuance and include and end on December 11, 2001. For a weekly rate period, the variable rate will be determined by the remarketing agent not later than 10:00 a.m., New York City time, on the beginning date of the weekly rate period to which it relates (or the preceding business day if such day is not a business day). The variable rate applicable to the variable rate bonds during a weekly rate period will be available from the Trustee’s Agent on any business day by telephone between 11:00 a.m. and 5:00 p.m., New York City time, upon request of any owner of the variable rate bonds. Interest accrued on the variable rate bonds during a weekly rate period will be computed on the basis of a 365/366-day year for the actual number of days elapsed and will be paid on a semiannual basis each June 1 and December 1, beginning June 1, 2002. During a weekly rate period, owners of the variable rate bonds may tender their bonds for purchase on any business day upon appropriate notice as described under “– Tenders — Optional Tenders During Variable Rate Periods.”

     Daily Rate Period. A daily rate period is a period during a variable rate period from and beginning on a business day and including and ending on the first day before the first business day after that. For a daily rate period, the variable rate will be determined by the remarketing agent not later than 10:30 a.m., New York City time, on the beginning date of the daily rate period to which it relates. The variable rate applicable to the variable rate bonds during a daily rate period will be available from the trustee’s agent on any business day by telephone between 11:00 a.m. and 5:00 p.m., New York City time, upon request of any owner of the variable rate bonds. Interest accrued on the variable rate bonds during a daily rate period will be computed on the basis of a 365/366-day year for the actual number of days elapsed and will be paid on a semiannual basis each June 1 and December 1. During a daily rate period, owners of the variable rate bonds may tender their bonds for purchase on any business day upon appropriate notice as described under “– Tenders - Optional Tenders During Variable Rate Periods.”

     Term Rate Period. A term rate period is a period during the variable rate period beginning on the first business day of a calendar month to but not including the first business day of the twelfth (or any integral multiple of twelve) succeeding calendar month; provided, however, that a term rate period which immediately succeeds an auction rate period will begin on the variable rate conversion date with respect thereto. For a term rate period, the variable rate will be determined by the remarketing agent no later than 12:00 noon, New York City time, on the business day immediately preceding the beginning date of the term rate period to which it relates. The variable rate applicable to the variable rate bonds during a term rate period will be available from the trustee’s agent on any business day by telephone between 1:00 p.m. and 5:00 p.m., New York City time, upon request of any owner of the variable rate bonds. Interest accrued on the variable rate bonds during a term rate period will be computed on the basis of a 360-day year composed of twelve 30-day months and will be paid on the first business day of the sixth calendar month following the month in which the term rate period began and the first business day of each sixth month period after that.

Determination of Interest Rates

     Bear, Stearns & Co. Inc. will be the initial remarketing agent for the bonds. See “– Tenders — Remarketing and Purchase of Variable Rate Bonds.”

     During any variable rate period, as described under “– Description of Variable Rate Bonds — Rate Periods,” the remarketing agent will set the interest rate at the lowest rate which, in the judgment of the remarketing agent, would enable the variable rate bonds to be remarketed at the principal amount of such bonds, plus accrued interest on such bonds, if any, on the variable rate adjustment date with respect to such bonds. If the remarketing agent fails for any reason to determine or notify the trustee’s agent of the variable rate for any variable rate period when required: for variable rate bonds in a daily rate period or weekly rate period, the variable rate for such rate period will be equal to the BMA Municipal Index until the remarketing agent next determines the variable rate; for variable rate bonds in a term rate period with a duration of one year or less, such variable rate bonds will automatically convert to a weekly rate period and the variable rate for such rate period will be equal to the BMA Municipal Index until the remarketing agent next determines the variable rate; for variable rate bonds in a term rate period with a duration in excess of one year, such variable rate bonds will automatically convert to a term rate period of two years and the variable rate for such rate period will be equal to the sum of the yield on two year general obligation bonds of a rating comparable to the rating on the bonds as published by Municipal Market Data (or any successor entity) on the first business day before the variable rate adjustment date plus 0.05% unless the District has filed with the bond insurer, the trustee, and the trustee’s agent an opinion of bond counsel to the effect that the conversion of the variable rate bonds to variable rates for weekly rate periods will not adversely affect the validity of the variable rate bonds or any exemption from federal income taxation to which interest on the variable rate bonds would otherwise be entitled, in which case the variable rate bonds will automatically convert to a weekly rate period and the variable rate for such rate period will be equal to the BMA Municipal Index until the remarketing agent next determines the variable rate. All determinations of variable rates by the remarketing agent are conclusive and binding upon the District, the trustee, the trustee’s agent, us, the bond insurer and the holders of the variable rate bonds to which such rates are applicable. Failure by the trustee or the trustee’s agent to give any notice required, any defect therein, and any failure by any bondholder to receive any such notice (including without limitation any immediate notice) will not extend the period for making elections, in any way change the rights of the owners of variable rate bonds to elect to have such variable rate bonds purchased, in any way change the conditions which must be satisfied in order for such election to be effective or for payment of the purchase price to be made after an effective election or in any way change such owner’s obligation to tender variable rate bonds for purchase.

Conversions Among Variable Rate Periods

     At the option of the District, all or a portion of any series of the variable rate bonds may be converted from one variable rate period to another or at the end of any term rate period (each in an amount which is an authorized denomination for the new rate period). In the event of a conversion of variable rate bonds from one variable rate period to another, the variable rate conversion date will be a regularly scheduled interest payment date on which interest is payable for the variable rate period from which the conversion is to be made and in the event of a conversion from a term rate period to a different variable rate period or a term rate period of a different length, the variable rate conversion date will be a regularly scheduled interest payment date on which a new term rate period would otherwise have begun.

     To exercise such option with respect to the variable rate bonds, the District must give written notice of the conversion it intends to effect, specifying the variable rate period (and the length of any term rate period) and the date on which such conversion will occur to the remarketing agent, the trustee, the trustee’s agent, us and the bond insurer not less than seven business days before the date on which the trustee’s agent is required to notify bondholders of the conversion.

     The trustee’s agent will mail a written notice of the conversion to the holders of the variable rate bonds not less than fourteen (14) days before the variable rate conversion date in the case of conversions between daily and weekly rate periods and not less than thirty (30) days before the variable rate conversion date in all other cases. Any such notice will state among other things: the variable rate conversion date; that variable rate bonds to be converted will be subject to mandatory tender for purchase on the variable rate conversion date at the tender price; and the time at which the variable rate bonds are to be tendered for purchase. See “– Tenders — Mandatory Tenders.”

Tenders

Optional Tenders During Variable Rate Periods

     Weekly Rate Period. Holders of variable rate bonds during a weekly rate period may tender their variable rate bonds for purchase in an authorized denomination at a purchase price equal to 100% of the principal amount of the bonds plus accrued interest on the bonds if not tendered on an interest payment date on any business day upon written notice of tender given to the trustee’s agent not later than 5:00 p.m., New York City time, on a business day not less than seven days before the date such variable rate bonds are to be purchased.

     Daily Rate Period. Holders of the variable rate bonds during a daily rate period may tender their bonds for purchase in an authorized denomination at the tender price on any business day upon written notice of tender given to the trustee’s agent not later than 11:00 a.m., New York City time, on the optional tender date.

     Notice of Tenders. Each notice of tender referred to above (which may be by telecopy or facsimile communication) must state the following: the name and address of the bondholder and the principal amount of the variable rate bonds to which the notice relates; that the bondholder irrevocably demands purchase of such variable rate bond or a specified portion of such bond in a whole multiple of an authorized denomination; the optional tender date on which such variable rate bond or portion is to be purchased; the payment instructions with respect to the tender price; and a description of the variable rate bonds, including the CUSIP number must be delivered to the trustee’s agent at its principal corporate trust offices and must be in form satisfactory to the trustee’s agent. The determination of the trustee’s agent as to whether an optional tender notice has been properly delivered is conclusive and binding upon the owner of such variable rate bond delivering such notice. Delivery of an optional tender notice to the trustee’s agent automatically constitutes: an irrevocable offer to sell such variable rate bond (or portion of such bond) to which the notice relates on the optional tender date to any purchaser selected by the remarketing agent, at the tender price of such variable rate bond (or portion of such bond); an irrevocable authorization and instruction to the trustee’s agent to effect a transfer of such variable rate bond (or portion of such bond) upon payment of such price to the trustee’s agent on the optional tender date; an irrevocable authorization and instruction to the trustee’s agent to effect the exchange of the variable rate bond to be purchased in whole or in part for other bonds of the same series in an equal aggregate principal amount so as to facilitate the sale of such variable rate bond (or portion of such bond to be purchased); and an acknowledgment that such bondholder will have no further rights with respect to such variable rate bond (or portion of such bond) upon payment of the tender price of such bond to the trustee’s agent on the optional tender date, except for the right of such bondholder to receive such tender price upon surrender of such variable rate bond to the trustee’s agent.

Mandatory Tenders

     Mandatory Tender Events. The bonds are subject to mandatory tender for purchase upon the occurrence of any of the following events:

•	The bonds which are subject to conversion on any variable rate conversion date, auction rate conversion date or flexible rate conversion date will be subject to mandatory tender for purchase on such dates at the tender price or the repurchase price, as the case may be.

•	The bonds bearing interest at a flexible rate will be subject to mandatory tender for purchase on each repurchase date at the repurchase price.

•	The bonds bearing interest at term rates will be subject to mandatory tender for purchase at the end of each term rate period.

•	The bonds to be converted to bear interest at the fixed interest rate will be subject to mandatory tender for purchase on a proposed fixed rate conversion date at a price equal to the tender price or the repurchase price, as the case may be.

•	During the period that a liquidity facility is required for bonds, those bonds (other than bonds owned by us, fixed rate bonds and auction bonds) are subject to mandatory tender on the business day before the stated expiration date of the liquidity facility if, by the twentieth day before such stated expiration date, the District fails to furnish the trustee with an extension of such liquidity facility or a commitment to issue a substitute liquidity agreement, at a purchase price equal to the tender price or the repurchase price, as the case may be.

•	During the period that a liquidity facility is required for bonds, those bonds are subject to mandatory tender on the business day before a liquidity substitution date at a purchase price equal to the tender price or the repurchase price, as the case may be.

•	During the period that a liquidity facility is required for bonds, those bonds are subject to mandatory tender on a date designated by the trustee which is no more than 15 days after the date upon which the trustee receives written notice from us that a liquidity facility default has occurred and is continuing under the standby bond agreement, and in no event later than the business day before the last day on which funds will be available under the standby bond agreement, at a purchase price equal to the tender price or the repurchase price, as the case may be.

•	In the event that the District elects to obtain a substitute bond insurance policy, the bonds (other than bonds owned by us and bonds bearing interest at a fixed interest rate or an auction rate) are subject to mandatory tender on the business day before the bond insurance substitution date at a purchase price equal to the tender price or the repurchase price, as the case may be.

•	While the standby bond purchase agreement provided by us is in effect, upon an event of default under such agreement if we decide to terminate such agreement.

     The owners of bonds subject to such mandatory tender for purchase as described in the preceding paragraphs may not elect to retain such bonds.

Remarketing and Purchase of Variable Rate Bonds

     Pursuant to the remarketing agreement dated as of December 6, 2001 with respect to the bonds between the District and Bear, Stearns & Co. Inc., Bear, Stearns & Co. Inc. agrees to use its best efforts to solicit offers to purchase, at a price equal to the principal amount plus accrued interest, if any, of the variable rate bonds which are subject to optional or mandatory tender by the owners of such bonds and to perform certain other obligations of the remarketing agent.

     Unless the bonds are registered in the name of Cede & Co., the holder of each such bond to be purchased on any tender date or repurchase date will be required to deliver such bond to the principal corporate trust office of the tender agent. If any such bond is not delivered on the tender date or repurchase date, as applicable, but there has been irrevocably deposited with the tender agent an amount sufficient to pay the purchase price of such bonds, interest on such bonds will cease to accrue on such date and the owner of such bond will have no further rights under such bonds, except to receive payment of the purchase price for such bond from the funds so deposited upon presentation and surrender of said bond to the tender agent. On the tender date or repurchase date, as applicable, a new bond in lieu of and in substitution for such undelivered bonds will be issued and registered in the names of the purchasers of such bonds.

     By 2:30 p.m., New York City time, on the optional tender date and upon receipt by the trustee’s agent of 100% of the aggregate tender price of tendered bonds, the trustee’s agent will pay the tender price of such bonds to the holders of such bonds but only from the following sources and in the following order: moneys paid to the trustee’s agent by the remarketing agent or by the new purchaser of the tendered bonds as proceeds of the remarketing of such bonds, and moneys paid to the trustee’s agent by us for the purchase of bonds pursuant to the liquidity facility.

     Inadequate Funds for Tenders. If the funds available for purchases of the bonds are inadequate for the purchase of all bonds required to be purchased on any purchase date (other than a failed conversion from an auction rate period) those bonds will bear interest from such date at the BMA Municipal Index plus 1% until remarketed or such bonds are paid in full.

Redemption Provisions

     Mandatory Redemption Without Premium

     The Series 2001C bonds are subject to mandatory redemption in part on June 1 of each of the years indicated below (provided, however, that if the bonds are converted to an auction rate, in any auction period other than a daily auction period, if June 1 is not an interest payment date, the redemption will occur on the interest payment date immediately preceding such June 1) and are payable at 100% of the amount so redeemed or paid, plus accrued interest on such bonds to the date of redemption, as set forth below:

Year	Principal Amount of
(June 1)	Series 2001C Bonds

2003	$5,475,000
2004	5,685,000
2005	5,935,000
2006	6,160,000
2007	6,410,000
2008	6,655,000
2009	6,940,000
2010	7,210,000
2011	7,500,000
2012	7,790,000
2013	8,120,000
2014	8,435,000
2015	8,775,000
2016	9,115,000
2017	9,495,000
2018	9,870,000
2019	10,265,000
2020	10,670,000
2021	11,105,000
2022	11,545,000
2023	12,010,000
2024	12,490,000
2025	12,990,000
2026	13,510,000 *

*	Final Maturity

     The Series 2001D bonds are subject to mandatory redemption in part on June 1 of each of the years indicated below (provided, however, that if the bonds are converted to an auction rate, in any auction period other than a daily auction period, if June 1 is not an interest payment date, the redemption will occur on the interest payment date immediately preceding such June 1) and are payable at 100% of the amount so redeemed or paid, plus accrued interest on such bonds to the date of redemption, as set forth below:

Year	Principal Amount of
(June 1)	Series 2001D Bonds

2003	$315,000
2004	325,000
2005	350,000
2006	360,000
2007	375,000
2008	385,000
2009	410,000
2010	425,000
2011	445,000
2012	19,870,000
2013	250,000
2014	255,000
2015	2,245,000
2016	2,340,000
2017	2,445,000
2018	2,545,000
2019	2,655,000
2020	2,765,000
2021	2,890,000
2022	3,010,000
2023	3,140,000
2024	3,275,000
2025	3,420,000
2026	3,565,000
2027	3,715,000
2028	3,875,000
2029	4,065,000	*

*	Final Maturity

     The District may, at its election, apply, as a credit against bond sinking fund payments required to be made, the principal amount of the bonds acquired by the District and delivered to the trustee for cancellation, or acquired by the trustee and canceled.

Optional Redemption

     Before the fixed rate conversion date, bonds not in a term rate period may be redeemed by the District, in whole or in part from time to time, and, in the case of any particular bond, on any repurchase date applicable to the bonds during a flexible rate period or on any interest payment date during a variable rate period or an interest payment date immediately following the last day of an auction period during an auction rate period (and, if in part, by the redemption of any bonds owned by us first and after that selected by the trustee by lot), at the principal amount of the bonds to be redeemed and without premium; provided, however, that in the event of a partial redemption of auction bonds or any subseries of auction bonds, the aggregate principal amount of auction bonds not so optionally redeemed is an integral multiple of $25,000 and the aggregate principal amount of auction bonds which will remain outstanding is at least $10,000,000 unless consented to by the broker-dealers. Bonds in a term rate period may be redeemed by the District in whole at any time on or after the last day of the no-call period described below or in part from time to time (and, if in part, by the redemption of any bonds owned by us first and after that by lot), on any interest payment date on or after the last day of the no-call period described below, at the following redemption prices (expressed as percentages of the principal amount of bonds called for redemption), plus accrued interest to the date fixed for redemption:

Length of Term Rate Period	No-Call Period	Redemption Prices

Greater than or equal to 15 years	10 years	101%, declining 0.5% per 12 months to 100%

Less than 15 years and greater	8 years	101%, declining 0.5% per 12 months to 100%
than or equal to 10 years

Less than 10 years and greater	5 years	101%, declining 0.5% per 12 months to 100%
than or equal to 5 years

Less than 5 years	Remaining term	100%

     Notwithstanding the foregoing, the no-call periods and redemption prices specified above may be changed by the remarketing agent upon the written request of the District if the opinion of bond counsel required to be delivered in connection with the conversion of the interest rate on the bonds to a term rate period is delivered to the effect that such change will not have an adverse effect on the validity of bonds or any exemption from Federal income taxation of interest on the bonds.

     No redemption of less than all of the bonds at the time outstanding will be made unless the aggregate principal amount of bonds to be redeemed (while bearing interest at variable rates) is at least $100,000 and is an integral multiple of an authorized denomination for such bonds.

     In the event of any partial redemption of the bonds, as described above, the mandatory bond sinking fund redemption payments will be reduced in such order as the District will elect before such redemption or, if no such election is made, in the inverse order thereof. The trustee will (in such manner as it in its sole discretion will choose) adjust the amount of each such reduction in required bond sinking fund redemption payments, so that each such required bond sinking fund redemption payment is made in integral amounts of $100,000 before the fixed rate conversion date.

     In lieu of optionally redeeming bonds, the trustee may, at the request of the District, use such funds otherwise available for redemption of bonds to purchase bonds in the open market at a price not exceeding the redemption price then applicable, such bonds to be delivered to the trustee for the purpose of cancellation. It is understood that in the case of any such redemption or purchase of bonds, the District will receive credit against its required bond sinking fund deposits in the same manner as would be applicable if such bonds were optionally redeemed. Purchases will be made first from bonds owned by us and after that from bonds with rate periods and maturity dates selected by the District.

Notice of Redemption

     A copy of the notice of the call for any redemption identifying the bonds to be redeemed will be given by first class mail, postage prepaid, to the registered owners of bonds to be redeemed at their addresses as shown on the bond register not less than 30 days before the redemption date. Before the date that the redemption notice is first mailed as described above, funds will be placed with the paying agent to pay such bonds and any premium on such bonds and accrued interest on such bonds to the redemption date, or, for redemption other than mandatory bond sinking fund redemptions, such notice will state that any redemption is conditional on such funds being deposited with the paying agent on the redemption date and that a failure to make such deposit will not constitute an event of default under the trust indenture.

     Failure to give notice in the manner prescribed with respect to any bond, or any defect in such notice, will not affect the validity of the proceedings for redemption for any bond with respect to which notice was properly given. Upon the happening of the above conditions and if sufficient moneys are on deposit with the paying agent on the applicable redemption date to redeem the bonds to be redeemed and to pay interest due on the bonds and premium, if any, the bonds thus called will not after the applicable redemption date bear interest, be protected by the trust indenture or be deemed to be outstanding.

     If any bond is transferred or exchanged on the bond register by the bond registrar after notice has been given of an optional or mandatory tender or calling such bond for redemption, the bond registrar will attach a copy of such notice to the bond issued in connection with such transfer.

     While the bonds are subject to the Book-Entry System, redemption notices will be sent to Cede & Co., as the registered owner of the bonds.

BOOK-ENTRY SYSTEM

     DTC will act as securities depository for the bonds. The bonds will be issued as fully-registered bonds in the name of Cede & Co. (DTC’s partnership nominee) or any other name as may be requested by an authorized representative of DTC. One fully-registered bond will be issued in the aggregate principal amount of the bonds and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with it. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant of DTC, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

     Purchases of the bonds under the DTC system must be made by or through direct participants, which will receive a credit for the bonds on DTC’s records. The ownership interest of each actual purchaser, or “beneficial owner,” of each bond is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which beneficial owners entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of DTC’s participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the bonds, unless the use of the book-entry system for the bonds is discontinued.

     To facilitate subsequent transfers, all bonds deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The deposit of bonds with DTC and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds. DTC’s records reflect only the identity of its direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. DTC’s direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to its direct participants, by its direct participants to its indirect participants, and by its direct participants and its indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements which may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the bonds within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each of its direct participants in that issue to be redeemed.

     Neither DTC nor Cede & Co. (nor such other nominee) will consent or vote with respect to the bonds. Under its usual procedures, DTC mails an omnibus proxy to an issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments and payments of the purchase price of tendered bonds will be made to DTC. DTC’s practice is to credit its direct participants’ accounts, upon receipt of funds and corresponding detail information from the District or the tender and paying agent on payment dates in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the date payable. Payments by DTC’s participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the DTC participant and not of DTC, the tender and paying agent or the District, subject to any statutory or regulatory requirements which may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the District or the tender and paying agent, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct and indirect participants.

     Regardless of the statements above, if any bond is tendered but not remarketed, with the result that the bond becomes owned by us, the tender and paying agent and the District will, if requested by us, take all action necessary to remove the bonds from the book-entry system of DTC and to register that tendered but not remarketed bond in our name. Bonds owned by us not in the book-entry system of DTC will be held by us, or at our option, by the tender and paying agent on our behalf, and for our benefit.

When all bonds owned by us have been remarketed, we no longer own any bonds and we have been reinstated in full, the tender and paying agent and the District will take all actions necessary to return the bonds to the full book-entry system of DTC.

     The District and the underwriters cannot and do not give any assurances that DTC, DTC’s participants or others will distribute payments of principal, interest or premium with respect to the bonds paid to DTC or its nominee as the owner, or will distribute any prepayment notices or other notices, to the beneficial owners, or that they will do so on a timely basis or will serve and act in the manner described in this pricing supplement. The District and the underwriters are not responsible or liable for the failure of DTC or any participant to make any payment or give any notice to a beneficial owner with respect to the bonds or an error or delay relating thereto.

     The foregoing description of the procedures and record-keeping with respect to beneficial ownership interests in the bonds, payment of principal, interest and other payments on the bonds to DTC’s participants or beneficial owners of the bonds, confirmation and transfer of beneficial ownership interests in such bonds and other related transactions by and between DTC, DTC’s participants and the beneficial owners of the bonds is based solely on information provided by DTC. Accordingly, no representations can be made concerning these matters and neither the DTC participants nor the beneficial owners should rely on the foregoing information with respect to such matters, but should instead confirm the same with DTC or DTC’s participants, as the case may be.

     DTC may discontinue providing its services with respect to the bonds at any time by giving notice to the tender and paying agent and discharging its responsibilities with respect thereto under applicable law or the District may terminate participation in the system of book-entry transfers through DTC or any other securities depository at any time. In the event that the book-entry system is discontinued, replacement certificates will be printed and delivered.

     THE PAYING AGENT, AS LONG AS A BOOK-ENTRY ONLY SYSTEM IS USED FOR THE BONDS, WILL SEND ANY NOTICE OF REDEMPTION OR OTHER NOTICES TO BONDHOLDERS ONLY TO DTC. ANY FAILURE OF DTC TO ADVISE ANY DTC PARTICIPANT, OR OF ANY DTC PARTICIPANT TO NOTIFY ANY BENEFICIAL OWNER, OF ANY NOTICES AND ITS CONTENT OR EFFECT WILL NOT AFFECT THE VALIDITY OR SUFFICIENCY OF THE PROCEEDINGS RELATING TO THE REDEMPTION OF THE BONDS CALLED FOR REDEMPTION OR OF ANY OTHER ACTION PREMISED ON THE NOTICE.

SECURITY FOR THE BONDS

General Obligation and Other Security

     The bonds are general obligations of the District. The full faith and credit of the District is pledged for the payment of the principal of and interest on the bonds when due. The bonds are payable from all funds of the District not otherwise legally committed and constitute continuing obligations until paid in accordance with their terms. Section 461 of the District of Columbia Home Rule Act, as amended, requires the council to provide in each annual budget sufficient funds to pay the principal of and interest on the bonds and all other general obligation bonds and notes of the District; however, the making of such provision is not a pre-condition to payment of such principal and interest.

     Parity bonds and general obligation notes of the District are the only obligations of the District secured by its full faith and credit and unlimited taxing powers. In addition, the holders of the parity bonds and general obligation notes are secured by legally available funds of the District, including for parity bonds a lien on and security interest in the revenue derived from the special real property tax and the statutory obligation of the mayor to ensure that the principal of and interest on such bonds and notes are paid when due.

     The credit of the United States is not pledged for the payment of the principal of or interest on the bonds, nor is the United States responsible or liable for the payment of the bonds.

Special Real Property Tax

     The bond act authorizing the bonds levies, without limitation as to rate or amount, for each real property tax year in which parity bonds are outstanding, a special real property tax in amounts sufficient to pay the principal of and interest on any parity bonds, including the bonds, coming due each year. The bond act further grants to the holders of any parity bonds a lien on and security interest in the revenue derived from the special real property tax. The revenue derived from the special real property tax is subject to such security interest and lien upon receipt by the district. The bond act provides that the lien of the holders of the parity bonds on such special tax receipts is valid, binding and perfected as against any claims against the District. The District is obligated to set aside the revenue derived from the special real property tax in a separate debt service fund to be maintained separate from other funds of the District.

     The District’s special real property tax rate is set each September for the following real property tax year, which coincides with the District’s fiscal year. The rate is set such that the amount of special real property tax collected and deposited to the special tax fund will be sufficient to cover all debt service payments on the parity bonds during the next fiscal year. Real property taxes are due in semi-annual equal installments on March 31 and September 15 of each year. Special real property tax receipts are to be used to pay the District’s fixed rate debt on December 1 and June 1, and the variable rate debt that is paid throughout the year. Funds collected in the September 15 collection period are retained in the special tax fund into the next fiscal year to meet the December 1 debt service requirement and to partially fund the June 1 debt service requirement. The balance of the June 1 debt service requirement is funded with collections from the special real property tax collections due on March 31.

BOND INSURANCE

     Concurrently with the issuance of the bonds, Financial Guaranty Insurance Company, as bond insurer, will issue its municipal bond insurance policy for the bonds. The bond insurer is affiliated with us. The bond insurer is a wholly–owned subsidiary of FGIC Corporation, which is a subsidiary of General Electric Capital Corporation. The policy unconditionally guarantees the payment of that portion of the principal of and interest on the bonds which has become due for payment, but remains unpaid by the District. The bond insurer will make the payments to State Street Bank and Trust Company, N.A., as fiscal agent, or its successor as its agent, on the later of the date on which the principal and interest is due or on the business day next following the day on which the bond insurer receives telephonic or telegraphic notice, subsequently confirmed in writing, or written notice by registered or certified mail, from an owner of bonds or the tender and paying agent of the nonpayment of the amount by the District. The fiscal agent will disburse the amount due on any bond to its owner upon receipt by the fiscal agent of evidence satisfactory to the fiscal agent of the owner’s right to receive payment of the principal and interest due for payment and evidence, including any appropriate instruments of assignment, that all of the owner’s rights to payment of the principal and interest are vested in the bond insurer. The term “nonpayment” with respect to a bond includes any payment of principal or interest made to an owner of a bond that has been recovered from the owner pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with a final, nonappealable order of a court having competent jurisdiction.

     The policy is non-cancellable and the premium will be fully paid at the time of delivery of the bonds. The policy covers failure to pay principal of the bonds on their stated maturity date, or dates on which the bonds are called for mandatory sinking fund redemption, but not on any other date on which the bonds may be called for redemption, accelerated or advanced in maturity, and covers the failure to pay an installment of interest on the stated date for its payment.

THE STANDBY BOND PURCHASE AGREEMENT

     Our liquidity facility obligations under the standby bond purchase agreement will rank equally with all of our other general unsecured and unsubordinated obligations. The liquidity facility obligations are not issued under an indenture. As of the date of this pricing supplement, we have approximately $4.3 billion of liquidity facility obligations currently outstanding under various standby bond purchase agreements, including the liquidity facility obligations we are issuing under this pricing supplement.

     Owners of the bonds to which the liquidity facility obligations relate will be entitled to the benefits and will be subject to the terms of the standby bond purchase agreement. Under the standby bond purchase agreement, we agree to make available to a specified intermediary, upon receipt of an appropriate demand for payment, the purchase price for the bonds. Our liquidity facility obligations under the standby bond purchase agreement will be sufficient to pay a purchase price equal to the principal of and up to 184 days’ interest on the bonds at an assumed maximum rate of 10% per year.

Termination Events

     The scheduled expiration date of the standby bond purchase agreement is five years from the date of delivery of the bonds. The resolution relating to the bonds will specify certain circumstances where we must purchase bonds that a holder tenders for purchase pursuant to an optional or mandatory tender, which have not been remarketed. Under certain circumstances, we may terminate our obligation to purchase the bonds. The following events would permit termination of our obligation to purchase the bonds:

     •     if the District fails to pay any portion of the commitment fee when due as set forth in the standby bond purchase agreement and the related payment reimbursement agreement, or if the District fails to pay when due any other amount it must pay under those documents and that failure continues for a specified number of business days;

     •     if the District fails to observe or perform any agreement contained in the standby bond purchase agreement, the certificate under which the bonds are issued or a related municipal financing agreement (or the District of Columbia takes any action which would impair the power of the District to so comply) and, if that failure is a result of a covenant breach that the District can remedy, that failure continues for a specified number of days following written notice of that failure from us to the District;

     •     if any representation, warranty, certification or statement made by the District in the standby bond purchase agreement or any related document or in any certificate, financial statement or other document the District delivers under those documents proves to have been incorrect in any material respect when made;

     •     if the District defaults in the payment of principal of or premium, if any, or interest on any other general obligation debt of the District, and that default is continuing;

     •     if the District commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of its or any substantial part of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or declares a moratorium, or takes any action to authorize any of the foregoing;

     •     if an involuntary case or other proceeding is commenced against the District seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and the involuntary case remains undismissed and unstayed for a period of 60 days; or if an order for relief is entered against the District under the federal bankruptcy laws;

     •     if any material provision of the standby bond purchase agreement or any related document for any reason whatsoever ceases to be a valid and binding agreement of the District or the District contests the validity or enforceability of any of these documents; or

     •     if the District does not pay when due any amount payable under the bonds or under a related municipal financing agreement (regardless of whether the holders of the bonds waive that failure).

     If a termination event occurs, we may deliver notice to the District, the tender and paying agent, and the remarketing agent regarding our intention to terminate the standby bond purchase agreement. In that case, the standby bond purchase agreement would terminate, effective at the close of business on the day following the date of the notice, or if that date is not a business day, on the next business day. Before the time at which termination takes effect, the bonds will be subject to mandatory tender for purchase from the proceeds of a drawing under the standby bond purchase agreement. The termination of the standby bond purchase agreement, however, does not result in an automatic acceleration of the bonds.

     The obligations of the District under the bonds are as described in a separate disclosure document relating to the bonds.

THE STANDBY LOAN AGREEMENT; GE CAPITAL; RIGHT OF ASSIGNMENT

     In order to obtain funds to fulfill our liquidity facility obligations under the standby bond purchase agreement, we have entered into a standby loan agreement with GE Capital under which GE Capital will be irrevocably obligated to lend funds to us as needed to purchase bonds. The amount of each loan under the standby loan agreement will be no greater than the purchase price for tendered bonds. The purchase price represents the outstanding principal amount of the tendered bonds and interest accrued on the principal to but excluding the date we borrow funds under the standby loan agreement. Each loan will mature on the date on which the standby bond purchase agreement terminates by its terms and may be paid by delivering tendered bonds owned by us to GE Capital. The proceeds of each loan will be used only for the purpose of paying the purchase price for tendered bonds. When we wish to borrow funds under the standby loan agreement, we must give GE Capital prior written notice by a specified time on the proposed borrowing date. GE Capital will make available the amount of the borrowing requested no later than a specified time on each borrowing date (if GE Capital has received the related notice of borrowing by the necessary time on such date).

     The standby loan agreement will expressly provide that it is not a guarantee by GE Capital of the bonds or of our liquidity facility obligations under the standby bond purchase agreement. GE Capital will not have any responsibility or incur any liability for any act, or any failure to act, by us which results in our failure to purchase tendered bonds with the funds provided under the standby loan agreement.

     GE Capital will have the unilateral right at any time to assign its rights and obligations under the standby loan agreement to another standby lender unrelated to GE Capital, provided that the assignment does not result in a reduction in the credit rating of the liquidity facility obligations. This means that GE

     Capital will be released of all obligations and liabilities under any standby loan agreement which it has assigned. In the event of any assignment, you will not receive prior notice of the assignment nor will you have any additional rights with respect to the obligations on the bonds.

Ratio of Earnings to Fixed Charges

     The following table sets forth the consolidated ratio of earnings to fixed charges of GE Capital for the periods indicated:

Year Ended December 31,					Nine Months Ended

1996	1997	1998	1999	2000	September 29, 2001

1.53	1.48	1.50	1.60	1.52	1.60

     For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which GE Capital believe reasonably approximates the interest factor of such rentals.

Where You Can Find More Information Regarding GE Capital

     GE Capital files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information GE Capital files at the SEC’s public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. GE Capital’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. GE Capital maintains a web site at http://www.gecapital.com. Information on GE Capital’s web site is not intended to be a part of this pricing supplement.

Incorporation of Information Regarding GE Capital

     The SEC allows us to “incorporate by reference” information into this pricing supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this pricing supplement, except for any information superseded by information in this pricing supplement. This pricing supplement incorporates by reference the documents set forth below that GE Capital has previously filed with the SEC. These documents contain important information about GE Capital, its business and its finances.

Document	Period

Annual report on Form 10-K	Year Ended December 31, 2000
Quarterly reports on Form 10-Q	Quarters Ended March 31, 2001, June 30,
2001 and September 29, 2001

EXPERTS

     The financial statements and schedule of GE Capital and consolidated affiliates as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, appearing in GE Capital’s annual report on Form 10-K for the year ended December 31, 2000, have been incorporated by reference in this pricing supplement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this pricing supplement upon the authority of said firm as experts in accounting and auditing.

$283,870,000
principal amount plus interest

LIQUIDITY FACILITY OBLIGATIONS

issued by

FGIC Securities
Purchase, Inc.

in support of

DISTRICT OF COLUMBIA
(Washington, D.C.)

Multimodal General Obligation Bonds,
Series 2001C
and
Multimodal General Obligation Refunding Bonds,
Series 2001D

(Variable Rate Demand Obligations)

PRICING SUPPLEMENT

December 5, 2001

$283,870,000